SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 30, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                                    Form 20-F-☐  Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                                    Yes: ☐  No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 30, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

March 30, 2007
IVANHOE MINES ANNOUNCES 2006 FINANCIAL RESULTS
Alliance with Rio Tinto adds world-class mining team and creates new initiatives in the development of the Oyu Tolgoi Copper-Gold Project in Mongolia
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the year ended December 31, 2006. All figures are in US dollars unless otherwise stated.
The principal event for Ivanhoe Mines in 2006 was the announcement on October 18, 2006, that Rio Tinto plc and the Company had reached an agreement to form a strategic partnership involving an equity investment in the Company by Rio Tinto and, through a joint Technical Committee, to oversee the engineering, construction and operation of Ivanhoe Mines’ Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. The Rio Tinto Agreement creates a defined path for Rio Tinto to become the largest shareholder in the Company.
Under the terms of the agreement, Rio Tinto purchased approximately 37.1 million common shares of Ivanhoe Mines at a price of US$8.18 per share, representing a 25% premium to the closing price on October 17, 2006, and a premium of 30% to the 20-day moving-average share price prior to October 17. Rio Tinto now owns approximately 9.92% of the Company’s issued share capital.
The agreement provides for Rio Tinto to make investments in the equity of the Company, under defined conditions, of up to approximately US$1.5 billion, inclusive of the first tranche of financing. The Company has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.
The next major milestone in the overall development of Oyu Tolgoi will be the receipt of all remaining governmental approvals. Senior representatives of Ivanhoe Mines and Rio Tinto began detailed discussions in January 2007 with a nine-member working group of Mongolian Government officials. The discussions, which remain ongoing, are intended to produce a draft Investment Agreement for Oyu Tolgoi that will be submitted for approvals by the Cabinet of the Mongolian Government and the national Parliament.
Economics of high-grade starter mine at Hugo North under study
During 2006, Ivanhoe Mines continued construction, engineering and planning for the development of the Oyu Tolgoi copper-gold project. The activity positioned Oyu Tolgoi to achieve first production as early as possible following the start of full-scale construction. Ivanhoe Mines expects that the first production from Oyu Tolgoi could begin within 30 months of the receipt of the necessary government approvals, contingent upon timely delivery of key long-lead-time equipment.
Planning and development activities throughout 2006 were focused on the underground, high-grade Hugo North Deposit – although it is expected that the initial production at Oyu Tolgoi will consist mainly of ore mined from the open pit on the Southern Oyu Deposits.

Work underway on a new Integrated Development Plan (2007 IDP) suggests that an underground “starter mine” at the Hugo North Deposit would enhance the project’s initial development. This scenario is one of the leading cases being evaluated by the Ivanhoe Mines-Rio Tinto joint development team.
Conceptually, a starter mine would target a high-grade portion of Hugo North that is accessible from the Shaft No.1 infrastructure already being developed for the larger block-cave mine. Beginning in mid-2010, the ore from this area likely would supply the concentrator with a mill feed of approximately seven million tonnes per annum at a copper grade of between 2.0% and 2.5% — in addition to ore being supplied from the Southern Oyu open pit.
Projected benefits of developing an underground starter mine could include:
•	a reduction in the initial capital costs and technical risks associated with a large, underground block-cave mining operation;

•	enhanced overall value of the Oyu Tolgoi Project by enabling mining of high-grade copper and gold mineralization earlier than previously estimated;

•	generation of a significant source of near-term cash-flow that could be used to fund development of the larger Hugo North block-cave mining operation; and,

•	an expected reduction of up to one year in the time required to complete the underground exploration and development program for the starter mine as a result of expected shorter and shallower underground drifting distances than previously projected by the 2005 Integrated Development Plan (2005 IDP).
The Company is continuing to assess whether an underground starter mine would provide a significant and realistic benefit to the project’s economics and risk profile. Adoption of the starter mine concept could, among other things, positively affect the timing of the upgrading of underground resources to reserve status.
Oyu Tolgoi updated Integrated Development Plan to be released in 2007
In 2006, Ivanhoe Mines engaged GRD Minproc Limited, of Perth, Australia, to consolidate the work of other outside consultants and, with input from Rio Tinto, prepare the 2007 IDP for Oyu Tolgoi. The 2007 IDP, expected to be completed in the second half of 2007, will update the work done for the 2005 IDP and build on GRD Minproc’s previous reserve estimation work.
Ivanhoe Mines has instructed GRD Minproc to integrate into its current work revisions that have been made to the planned production process during the past 18 months and to present detailed assessments of two mining scenarios:
•	The first scenario combines the open-pit reserves, as previously determined, with high-grade, sub-level-caved material at a pre-feasibility level from the Hugo North Deposit.

•	The second scenario, a sensitivity analysis of the first scenario, envisages a high-grade “starter” block cave instead of the sub-level cave as the initial underground development, to be followed by the larger block caves at the Hugo North Deposit and also at the Hugo South Deposit, as outlined in the 2005 IDP.
The engineers also have been asked to assess the impact of a change in the concentrator design and confirm early indications in the development of both scenarios that the concentrator’s throughput likely will be significantly higher than the original 70,000 tonnes per day projected in the 2005 IDP — and that the initial throughput approaching 100,000 tonnes per day is likely to increase further as softer ore from the underground mine is brought into production.

The 2007 IDP is also expected to address the ultimate throughput at the Oyu Tolgoi mining complex, which Ivanhoe Mines believes eventually could increase to a level of between 200,000 and 250,000 tonnes of ore per day — based on production from the open pit, which has an estimated 29-year mine life, being combined with production from block-caving at the Hugo North and Hugo South deposits.
Oyu Tolgoi development engineering advanced to 30% completion during 2006
The development profile of the Oyu Tolgoi Project envisioned in the 2005 IDP has improved with the introduction of Rio Tinto as Ivanhoe Mines’ strategic partner. Although the Ivanhoe Mines-Rio Tinto partnership still is in its early stages, Rio Tinto’s resources and expertise are expected to significantly benefit the project. The most tangible benefit to date has been the involvement of Rio Tinto’s mine planning group, which has some of the most extensive block-caving expertise in the international mining industry.
Fluor Corporation, one of the world’s largest engineering and design companies, was appointed as the engineering, procurement and construction manager for Oyu Tolgoi in 2005. Fluor, supported by the Ivanhoe Mines project team and anticipating that the decision to proceed with mine construction will be made during 2007, has made it a priority to ensure that Ivanhoe Mines is positioned to meet the earliest possible start of production.
Engineering was advanced to 30% completion during 2006, key procurement activities were begun and development of construction facilities progressed at the Oyu Tolgoi site.
During 2006, the project team, in a further step to mitigate project risk, made important changes to the design of the concentrator plant. A principal change was the replacement of the original large, single-SAG-and-dual-ball-mill configuration with a circuit comprised of two smaller SAG mills, each coupled with two ball mills. The electric motors on the smaller SAG mills have a proven operational record and will significantly reduce the perceived technical risk associated with the single larger unit. The Company also expects that the dual-circuit configuration will allow Oyu Tolgoi to continue production at reduced rates in the event of mill outages and that larger throughput tonnages ultimately can be achieved with a dual-circuit operation.
With engineering and procurement activities well advanced, activities on site slowed during the 2006-2007 winter period, resulting in a reduced workforce. Site preparation to allow full construction to commence on July 1, 2007, subject to approvals, is scheduled to be complete in late May. Activities on site are continuing to focus on the sinking of Shaft No. 1, excavation for the concentrator building and development of the water-supply bore field.
Oyu Tolgoi resources expanded with ongoing drilling program
Ivanhoe Mines completed approximately 77,000 metres of drilling on the Oyu Tolgoi Project during 2006, including exploration on the adjoining Entrée Gold-Ivanhoe Mines earn-in joint venture property, Shivee Tolgoi. Significant geotechnical drilling also was undertaken to locate the shaft farm, specifically Shaft No. 2, and evaluate the access route from the shaft farm into the Hugo North block-cave production level. Sterilization drilling was done under the new concentrator site selected by Fluor, the construction camp location and the primary crusher site.
The results of this drilling are included in the new Oyu Tolgoi Technical Report, and include indicated resources on the 650-metre-long extension of Hugo North onto the Entrée-Ivanhoe Mines Shivee Tolgoi property.
Exploration and sterilization drilling two kilometres east of a proposed airport site, which is approximately six kilometres north of the northern end of the Hugo North extension, has resulted in the discovery of low-grade copper-gold mineralization hosted in basaltic volcanic and quartz monzodiorite intrusive rocks of similar age and composition to the Oyu Tolgoi deposits. Approximately 12,400 metres of the drilling completed during the year were conducted in this area. Drilling has been suspended on this target pending a review of the results and additional surface geophysical work.
In March 2007, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc was released. It contained a revised estimate of the Project’s mineral resources that had been independently estimated by AMEC Americas Limited and is disclosed in detail in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), available on Ivanhoe Mines’ website at www.ivanhoemines.com and on the SEDAR website at www.sedar.com.
MONGOLIA
COAL PROJECTS
Ivanhoe Mines’ Coal Division being merged with Asia Gold
In the second quarter of 2006, Ivanhoe Mines announced a plan to transfer the Company’s Mongolian Coal Division to Asia Gold Corp. in exchange for approximately 82.6 million shares of Asia Gold. This transaction was approved by the minority shareholders of Asia Gold on August 8, 2006. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licences in Mongolia.
Ivanhoe Mines’ Coal Division holds 35 coal exploration licences that cover 1.68 million hectares of land in the South Gobi area of Mongolia. In March 2007, Ivanhoe Mines was notified that 25 of these licences, including two key licences at Nariin Sukhait — which include all the main coal resources — had been transferred by the Mongolian Government’s Cadastral Office. Ivanhoe Mines and Asia Gold expect to close the transaction once the remainder of the coal exploration licences have been approved for transfer — which is expected to occur shortly.
Mine planning underway at Nariin Sukhait coal deposit
The Nariin Sukhait property is in the southwest corner of the Umnugovi Aimag (South Gobi province) in southern Mongolia. The deposit is within the Gurvantes Soum (township), 320 kilometres southwest of the provincial capital of Dalanzadgad and 950 kilometres south of the national capital, Ulaanbaatar. Nariin Sukhait is 45 kilometres north of the Mongolia-China border. One north-south, 450-kilometre-long rail line has been built in China up to the China-Mongolia border at Ceke. A second east-west railway line to Ceke has been started and completion is estimated to be in late 2007.
Total coal resources are contained in two separate fields, the South-East Field and the West Field. An updated resource report was prepared in March 2007 by Norwest and is disclosed in the Company’s MD&A, available at www.ivanhoemines.com and www.sedar.com.
Norwest commenced mine planning in 2006, with an internally prepared, preliminary mine plan completed in August 2006. Norwest recommends that a pre-feasibility study be undertaken to define the coal reserve and economic viability of the Nariin Sukhait project. An updated mining study and estimate of coal reserves, based in part on the updated resources reported in the Norwest Report, will be forthcoming upon completion of the pre-feasibility study.
A secondary exploration focus in 2006 was deeper drilling on the Nariin Sukhait deposit. In December 2006, Ivanhoe Mines commissioned Norwest to undertake a study to examine underground mining potential at Nariin Sukhait. The main focus was on 5 Seam which had very thick intersections and exhibited promising coking characteristics at depth. The study focused on identifying potential underground mining methods and their applicability to 5 Seam. Additional drilling and engineering studies will be required to delineate resources that may be amenable to extraction by underground methods.
Exploration continuing at Tsagaan Tolgoi coal deposit
The Tsagaan Tolgoi coal project is approximately 105 kilometres west of Oyu Tolgoi. Initial exploration in 2004, including deep-trenching and 46 drill holes, encountered significant coal thicknesses along a strike length of six kilometres. During the fourth quarter of 2006, a 73-hole drilling program was completed at Tsagaan Tolgoi. The geological model will be updated in 2007.
The objective of the drilling program is to delineate sufficient thermal coal resources to support the preparation of a formal study on the development of a long-life, coal-fired power plant. This plant is projected to have the capacity to supply electricity to the Oyu Tolgoi Project and the residents of the sparsely populated southern part of Mongolia. Norwest Corporation developed a preliminary mine design and mine plans in 2006. Preliminary engineering was conducted on various power plant options that would use Tsagaan Tolgoi coal.
2007 exploration program to target new coal licences near Tavan Tolgoi coal deposit
In 2006, Ivanhoe Mines indirectly obtained seven coal exploration licences that closely surround on the north, east and south the large Tavan Tolgoi coal project. Ivanhoe Mines’ land area covers over 665,000 hectares and has never been properly explored for coal. A field reconnaissance program on the licences was carried out indirectly by Ivanhoe Mines in 2006. The exploration area has been flown for copper-gold exploration using BHPB Falcon geophysics. Ivanhoe Mines has obtained the aeromagnetic and aerogravity survey data and will be using the results of the upcoming analysis to assist in delineating potential coal targets. A significant exploration program is being planned for this project in 2007.
AUSTRALIA
Cloncurry IOCG Project expanding exploration
The Cloncurry Project covers an area of approximately 2,140 square kilometres in northwestern Queensland in Australia’s storied Mount Isa-Cloncurry mining district. Ivanhoe Mines’ recent exploration at the Cloncurry Project has discovered a series of related high-grade Iron Oxide Copper Gold (IOCG) systems, with associated uranium, that are geologically similar to the nearby Ernest Henry Mine, and to the Olympic Dam and Prominent Hill mines in South Australia.
The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Hilton Group, Cannington, Lady Loretta and Dugald River base-metal deposits, the Ernest Henry, Osborne and Eloise IOCG mines, the Tick Hill gold deposit and the Mary Kathleen uranium deposit.
The historic Kuridala copper mining district, situated in the northern part of Ivanhoe Mines’ tenements, has numerous copper, gold and uranium prospects that were covered in a low-level magnetic/radiometric aerial survey in November 2006. The survey results confirmed the existence of uranium targets along structural zones, with associated magnetic anomalies. These targets will be tested by geochemical surveys and drilling during 2007. Several uranium targets previously drill tested by other companies, including Robert Heg, Elizabeth Anne, Dairy Bore and the Old Fence, are being prepared for a drilling program that is scheduled to commence in the second quarter of 2007.

Ivanhoe Mines’ increased exploration activities at Cloncurry in 2007 also will include detailed gravity surveys, closely-spaced diamond drilling to define a copper-gold resource at Swan, and an aggressive reconnaissance drilling program to delineate additional mineralization at the highly prospective Amethyst Castle and Metal Ridge targets. Two rigs that have been drilling since January 2007 will be joined by three additional rigs in the second quarter of 2007. A total of 10 new holes had been completed at the Swan, Amethyst Castle and Metal Ridge targets before the end of March 2007.
KAZAKHSTAN
Bakyrchik Gold Project
The mine facilities remained on care-and-maintenance status during 2006. During the year, Ivanhoe Mines reached an agreement with the Kazakhstan Government to extend the project’s exploration licences for five years, until 2010. The Company also received a similar five-year extension for its investment commitment for the project.
On November 24, 2006, the Kazakhstan Government’s 30% participatory interest was privatized via tender. JSC Altynalmas, of Almaty, Kazakhstan, was the successful bidder.
A work program is being developed, including construction of a test rotary kiln, delineation drilling to define the potential of an open-pit mine and the continuation of care-and-maintenance requirements. The Company is continuing to assess financing alternatives.
CHINA
Jinshan Gold Mines planning to start production in 2007
In September 2006, the Ministry of Land and Resources in Beijing, China, granted Jinshan Gold Mines Inc. the mining permit to commence commercial mining activities at the CSH (217) Gold project in China’s Inner Mongolia Autonomous Region. Ivanhoe owns 46% of Jinshan. Jinshan’s application for project registration was approved by the provincial government of the Inner Mongolia Autonomous Region in July 2006.
In October 2006, Jinshan signed a 10-year mining contract with China National Railway Corporation, a major Chinese mining contractor. The contractor commenced haul-road construction and open pit preparation in January 2007, and began placing ore on the heap leach pad in March. A 500-person camp is housing contract miners and most of Jinshan’s start-up work force. The process plant is expected to begin operations in the second quarter and Jinshan expects to be capable of commencing commercial gold production in June or July of 2007.
MYANMAR
Monywa Copper Project Joint Venture
Copper cathode production for the S&K Mine at the Monywa Copper Project in 2006 totalled 19,544 tonnes, representing a decrease of 43% over 2005. The copper price on the London Metal Exchange averaged $3.05 a pound in 2006, compared to $1.67 a pound in 2005, representing an increase of 83%. Subsequent to year end, Ivanhoe Mines received $15 million in dividend payments from the joint venture.
During 2005 and 2006, Ivanhoe Mines engaged in discussions with interested parties, including a South Korea-based corporation, about the potential sale of a significant portion of Ivanhoe Mines’ 50% interest in the S&K Mine. The discussions were initiated as part of Ivanhoe Mines’ stated priorities of enhancing asset value for shareholders and generating capital for the development of the Oyu Tolgoi project in Mongolia.
Separately, as part of the subsequent negotiation of the Rio Tinto strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest in the Monywa Copper Project. The Myanmar assets have been transferred to an independent third-party trust (the Trust), pending their sale. The sole purpose of the Trust is to sell the assets to one or more arm’s-length third parties. Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note — issued by the Trust on the transfer of the Myanmar assets — that is to be repaid once the assets are sold.
For financial statement purposes, the Monywa Copper Project will be classified as an “investment held for sale” and will continue to be accounted for as such until the Monywa Copper Project is sold by the Trust.
EXECUTIVE CHANGES
•	During the third quarter of 2006, David Woodall was appointed President of the Ivanhoe Mines’ gold division. His responsibilities include overseeing the advancement of the Company’s gold exploration and mine development projects, which include the Bakyrchik gold mine development project in Kazakhstan.

Mr. Woodall has more than 21 years of professional experience in mining operations. Prior to joining Ivanhoe Mines, he acquired extensive mine management experience at underground and open-pit mines in Canada, Australia, Fiji and China. Among numerous mine operation assignments, he worked as Mine General Manager for Placer Dome at the Musselwhite gold mine in Ontario, Canada, the Kanowna Belle gold mine in Western Australia and the Osborne copper and gold mine in Australia. He also held senior mine management positions with Robe River, Sino Gold and WMC Resources.

•	In the first quarter of 2007, Peter Reeve was appointed Chief Executive Officer of Ivanhoe Australia Pty. Limited, a wholly-owned subsidiary company. The appointment is a significant step in the development of Ivanhoe Mines’ Australian mineral exploration and development projects, particularly the discoveries of iron oxide copper gold, with associated uranium, at the Cloncurry project in the Mount Isa District of northwestern Queensland.

Mr. Reeve, who qualified as a metallurgist in the early 1980s, has been involved in the Australian resource industry for approximately 25 years. His industry experience included positions with Rio Tinto, Shell-Billiton and metallurgical consultant Normet Consulting before he joined Goldman Sachs JBWere in investment management and corporate finance roles in the Australian resource industry. Between 2001 and 2006, Mr. Reeve was a member of the Executive Committee of Newcrest Mining, Australia’s largest gold producer, with responsibility for corporate development and market-related duties for the group.

•	Also in the first quarter of 2007, Edward Flood stepped down as Deputy Chairman of Ivanhoe Mines to pursue personal interests. Mr. Flood will continue to serve as a member of the Board of Directors.
FINANCIAL RESULTS
In 2006, Ivanhoe Mines recorded a net loss of $198.7 million (or $0.59 per share), compared to a net loss of $89.8 million (or $0.29 per share) in 2005. The $108.9 million increase in the loss from 2005 to 2006 was primarily due to a $79.7 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operations loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized. Results for the year also were affected by a $10.5 million increase in general and administrative costs, a $4.8 million increase in interest income, less a $7.4 million decrease in foreign exchange gains and a $16.3 million decrease in income from discontinued operations.
SELECTED ANNUAL FINANCIAL INFORMATION
This selected financial information is in accordance with U.S. GAAP. Please see Note 22 of the annual consolidated financial statements for the reconciliation to Canadian GAAP.
($ in millions of U.S. dollars, except per share information)

	Years ended December 31,
	2006	2005	2004

Exploration expenses	(213.0)	(133.3)	(98.2)
General and administrative	(28.2)	(17.7)	(22.2)
Share of income from investment held for sale	18.5	23.0	21.4
Foreign exchange gains	0.4	7.8	4.6

Net (loss) from continuing operations	(218.3)	(125.7)	(99.0)
Net income from discontinued operations	19.6	35.9	4.5

Net loss	(198.7)	(89.8)	(94.5)

Net (loss) per share from continuing operations	(0.65)	(0.41)	(0.35)
Net income per share from discontinued operations	0.06	0.12	0.01

Net loss per share	(0.59)	(0.29)	(0.34)

Total assets	703.2	396.8	376.3

SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	QUARTER ENDED				Year Ended
	Mar-31	Jun-30	Sep-30	Dec-31	Dec-31

2006
Exploration expenses	($31.6)	($43.7)	($67.3)	($70.4)	($213.0)
General and administrative	(6.4)	(6.0)	(6.9)	(8.9)	(28.2)
Share of income from investment held for sale	4.5	(2.4)	9.0	7.4	18.5
Foreign exchange gains (losses)	(0.2)	4.7	(0.4)	(3.7)	0.4
Net (loss) from continuing operations	(31.1)	(45.7)	(68.0)	(73.5)	(218.3)
Net income from discontinued operations	7.9	5.4	1.5	4.8	19.6
Net (loss)	(23.2)	(40.3)	(66.5)	(68.7)	(198.7)
Net (loss) income per share Continuing operations	($0.10)	($0.14)	($0.20)	($0.21)	($0.65)
Discontinued operations	$0.03	$0.02	$0.00	$0.01	$0.06
Total	($0.07)	($0.12)	($0.20)	($0.20)	($0.59)

2005
Exploration expenses	($25.6)	($35.5)	($30.5)	($41.7)	($133.3)
General and administrative	(3.6)	(4.2)	(5.7)	(4.2)	(17.7)
Share of income from investment held for sale	7.7	7.8	8.0	(0.5)	23.0
Foreign exchange gains (losses)	(0.6)	1.7	7.1	(0.4)	7.8
Net (loss) from continuing operations	(24.2)	(31.1)	(20.6)	(49.8)	(125.7)
Net income from discontinued operations	15.7	5.9	6.4	7.9	35.9
Net (loss)	(8.5)	(25.2)	(14.3)	(41.8)	(89.8)
Net (loss) income per share Continuing operations	($0.08)	($0.10)	($0.07)	($0.16)	($0.41)
Discontinued operations	$0.05	$0.02	$0.02	$0.03	$0.12
Total	($0.03)	($0.08)	($0.05)	($0.13)	($0.29)
Ivanhoe Mines’ results for the year ended December 31, 2006, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
QUALIFIED PERSONS
Disclosure of a scientific or technical nature in this release and the Company’s MD&A in respect of each of the material mineral resource properties of Ivanhoe Mines was prepared by or under the supervision of the qualified persons (as that term is defined in NI 43-101) listed below:

Property	Qualified Person	Relationship to Ivanhoe Mines

Oyu Tolgoi Project	Bernard Peters, GRD Minproc Limited	Independent consultant

Nariin Sukhait Project	Richard D. Tifft and Patrick P. Riley, Norwest Corporation	Independent consultants

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning future investments in the equity of the Company by Rio Tinto, statements concerning the timing of the 2007 IDP and changes in the mine plan contemplated thereunder, statements concerning the timing of commencement of full construction on the Oyu Tolgoi Project, statements concerning estimates of the planned development and engineering at the Oyu Tolgoi Project, statements concerning the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project, statements relating to the completion of licence transfers and the closing of the sale of the Mongolian Coal Division to Asia Gold, statements relating to mine planning and exploration on the Mongolian coal projects, statements relating to future exploration at the Cloncurry Project, statements concerning the expected start of commercial gold production at Jinshan’s CSH 217 mine, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the company’s periodic filings with Canadian and US securities regulators.